

November 30, 2011

Via Facsimile
Mr. Law Yau Yau
Chief Executive Officer and President
Blue Spa Incorporated
26/F Building A, Times Plaza
2 Zongfu Road
Chengdu 610016, People's Republic of China

> **Re: Blue Spa Incorporated**
> **Pre-effective Amendments No. 4 and No. 5 to Registration Statement**
> **on Form S-1**
> **Filed November 23, 2011**
> **File No. 333-169331**

Dear Mr. Yau Yau:

We reviewed your filings and have the comments below.

Prospectus Cover Page

1. We believe that because your company is a shell company, the selling shareholders
    are engaged in an indirect primary offering on your behalf. Accordingly, the offering
    price of the shares being sold must be fixed for the duration of the offering. Please
    revise your disclosure throughout the prospectus to clarify that the selling
    shareholders must sell their securities at the fixed price of $0.10 per share for the
    duration of the offering.

Risk Factors, page 7

2. Please revise your risk factor disclosure to address the material risks associated with
    your status as a shell company, including, but not limited to, the illiquid nature of
    your stock because you are a shell company.

Plan of Distribution, page 13

3. Please revise your disclosure throughout the prospectus to identify your selling
    shareholders as underwriters. We believe that because your company is a shell
    company, any selling shareholders reselling their shares in a registered offering are
    considered underwriters. Please refer to SEC Release 33-8869 (2007). That release
    makes clear that Rule 144 is not available for the resale of securities initially issued

by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of 12 months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities.

Market for Common Equity and Related Stockholder Matters, page 24

Rule 144, page 25

4. Please provide the information required by Item 201(a)(2)(ii) of Regulation S-K about the sale of securities in reliance on Rule 144, and clarify that because you are a shell company, the provisions of Rule 144(i) limit the ability of your shareholders to rely on Rule 144.

Report of Independent Registered Public Accounting Firm, page 27

5. You present financial statements for the two years ended May 31, 2011 and from inception of September 4, 2009. However, your audit report does not reference the year ended May 31, 2010 or the period from September 4, 2009 (inception) through May 31, 2011. Please amend your filing accordingly.

Unaudited Interim Statement of Cash Flows, page 44

6. Please amend your filing to reclassify interest payable from a financing activity to an operating activity. Refer to ASC 230-10-45-17(a) for guidance.

Exhibit 23.1

7. We remind you that you must file an updated consent from your independent accountant before your filing is declared effective.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338 with any other questions.

Very truly yours,

/s/ Dietrich A. King for

Pamela A. Long
Assistant Director